NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024822

Received SEC
FEB 07 2008
Washington, DC 20549

February 7, 2008

Elliot V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NW 10010-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2008

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Stein:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Moody's by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 21, 2007

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw Hill Companies, Inc. (the "Company"), a New York corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 17, 2007, the Company received a letter, dated that same date, from the Massachusetts Laborers' Pension Fund (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2008 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The resolution contained in the Proposal provides:

"Resolved: That the shareholders of The McGraw-Hill Companies, Inc. ("Company") request that the Board of Directors and its Audit Committee adopt the following policy:

1. The Company shall not employ any individual within one year of that individual being employed by any client;

2. The Company shall rotate the lead analyst for a client every five years; and

3. The Audit Committee shall be directly and fully responsible for managing potential conflicts of interest with clients and shall annually conduct internal audits to determine that the Company is complying with this policy."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(7). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2008 and the annual meeting of the Company's shareholders is expected to occur on or about April 30, 2008. Printing of the definitive proxy statement is expected to begin on March 12, 2007. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Discussion

The Proposal may be properly omitted in accordance with Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. Under Rule 14a-8(i)(7), a company may properly exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." *See* Exchange Act Rule 14a-8(i)(7). As the Commission stated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission, in further explaining the policy behind Rule 14a-8(i)(7), noted that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and that examples of such tasks would include the "*management of the workforce, such as the hiring, promotion, and the termination of employees.*" *See* 1998 Release. The Commission further stated that consideration for exclusion under 14a-8(i)(7) should also be given to proposals that seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples of such proposals would include proposals that seek "to impose specific time-frames or methods for implementing complex policies." *See* 1998 Release.

We believe the Proposal, which would create a blanket restriction on the Company's ability to hire *any* employees within one year of their working for *any* client and require the rotation of the lead analyst for a client every five years, falls directly within the ordinary business exclusion as it seeks to dictate the manner in which the Company manages and supervises its workforce, including decisions with respect to hiring employees of the Company, and attempts to "micro-manage" the Company by imposing specific time-frames and methods for its implementation. Decisions relating to hiring, promoting, continuing or terminating particular employees are fundamental management tasks that involve detailed factual analysis. Requiring the Company to implement the proposal would substantially interfere with the Company's ability to manage its workforce and hire the most appropriate personnel. To illustrate the magnitude of the effect the Proposal would have on the Company's ability to manage its workforce, Standard & Poor's ("S&P"), a division of the Company, has over 60,000 clients globally and approximately 1,140 credit and equity analysts. Additionally, there are approximately 15,000 school districts within the United States that encompass about 125,000 elementary and secondary schools. As one of the nation's largest educational publishers, McGraw-Hill Education sells products and services to a majority of these schools. Consistent with the 1998 Release, such matters are beyond the proper scope for consideration by stockholders at an annual meeting, as stockholders would be "probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[1] *See* 1998 Release.

Indeed, the Staff has consistently allowed the exclusion of proposals relating to employment decisions. *See e.g.*, Consolidated Edison, Inc. (February 24, 2005) (permitting exclusion of proposal relating to the termination of certain personnel supervisors "as relating to Con Edison's ordinary business operations (i.e., the termination, hiring, or promotion of employees)"); The Boeing Company (February 10, 2005) (permitting exclusion of proposal seeking independent director committee review and approval of the hiring of certain senior executive officers "as relating to Boeing's ordinary business operations (i.e., the termination, hiring, or promotion of employees)"); International Business Machines Corp. (February 3, 2004) (permitting exclusion of proposal seeking policy that employees would not lose jobs as a result of IBM trans-

---

[1] For instance, the Company's customers and clients provide the Company with a rich pool of talent to draw upon and many of these individuals hired by the Company help the Company create products and services that better serve the global education and financial markets. Not being able to hire former employees of customers and clients would place the Company at a serious competitive disadvantage, and would have a negative impact on the quality of the Company's products and services, including financial products in the emerging areas of risk and the learning materials available to faculty and students.

ferring work to lower wage countries "as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations)"); The Walt Disney Co. (December 16, 2002) (permitting exclusion of proposal seeking to remove the chief executive officer and other members of management "as relating to Disney's ordinary business operations (i.e., termination, hiring, or promotion of employees)"); Wachovia Corporation (February 17, 2002) (permitting exclusion of proposal that the company seek and hire a new CEO within six months "as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees)"); Merck & Co., Inc. (February 9, 2001) (permitting exclusion of proposal relating to dismissal of certain employees "as relating to its ordinary business operations (i.e., the decision to dismiss employees)"); J. C. Penney (March 8, 1999) (permitting exclusion of proposal forbidding company from entering into personal service agreements with officers upon their retirement "as relating to its ordinary business operations (i.e, hiring practices)"); El Paso Corporation (January 7, 2005) (permitting exclusion of proposal urging audit committee to adopt policy that the company hire a new independent auditor at least every ten years); Genetronics Biomedical Corporation (April 4, 2003) (permitting exclusion that officers and directors avoid "all" conflicts of interest and that the company shall not do business with *any* company in which an officer or director has a financial stake).

We further note that the Proposal's mandate that the Audit Committee be charged with being "directly and fully responsible for managing potential conflicts of interest with clients" and that it "conduct internal audits to determine that the Company is complying with this policy" is in and of itself grounds for exclusion under Rule 14a-8(i)(7) as it seeks to direct the general conduct of a compliance program. *See, e.g.*, Verizon Communications Inc. (February 23, 2007) (permitting exclusion of proposal requesting that the board of directors create a committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability "as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices)"); Halliburton Company (March 10, 2006) (permitting exclusion of proposal that the board of directors of Halliburton Company prepare a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations "as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)"); Johnson & Johnson (February 24, 2006) (permitting exclusion of proposal recommending establishment of committee to develop, analyze and implement policies, procedures and programs regarding research integrity and misconduct "as relating to Johnson & Johnson's ordinary business operations (i.e., management of the workplace)"); Monsanto Company (November 3, 2005) (permitting exclusion of proposal requesting the board to establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments . . . as relating to Monsanto's ordinary business operations (i.e., general conduct of a legal compliance program)").

For the foregoing reasons, we believe that, consistent with the 1998 Release and the Staff's prior no-action letters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rule 14a-8(i)(7). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: Thomas P. V. Masiello, Administrator, Massachusetts Laborers' Pension Fund

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 17, 2007

Via Facsimile
212-512-3997

Mr. Scott Bennett
Senior Vice President, Associate General Counsel and Corporate Secretary
McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Dear Mr. Bennett:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McGraw Hill Companies, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at 202-942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P. V. Masiello
Administrator

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of The McGraw-Hill Companies, Inc. ("Company") request that the Board of Directors and its Audit Committee adopt the following policy:

1. The Company shall not employ any individual within one year of that individual being employed by any client;

2. The Company shall rotate the lead analyst for a client every five years; and

3. The Audit Committee shall be directly and fully responsible for managing potential conflicts of interest with clients and shall annually conduct internal audits to determine that the Company is complying with this policy.

Supporting Statement:

Standard & Poor's, a division of the Company, is a foremost provider of credit ratings. In a Commentary in *The Wall Street Journal* (Sept. 7, 2007) entitled "Conflicts and the Credit Crunch," Arthur Levitt, former Chairman of the SEC, wrote:

> In terms of market meltdowns and the degree of pain inflicted on the financial system, the subprime mortgage crisis has the potential to rival just about anything in recent financial history from the savings-and-loan crisis of the late 1980s to the post-Enron turndown at the beginning of this decade.
>
> The scope of this crisis is not the only similarity to the Enron-era scandals. They also share root causes that include conflicts of interest, a lack of accountability, and limited transparency leavened with a healthy dose of naive greed. Then, these symptoms were found among a key group of gatekeepers -- auditors. Now, they are found in an equally critical gatekeeper -- the credit ratings agencies.
>
> As documented both in the media and by the Securities and Exchange Commission (SEC), credit ratings agencies -- such as Moody's Investor Service, S&P, and Fitch Ratings -- are playing both coach and referee in the debt game. They rate companies and issuers that pay them for that service. And, in the case of structured financial instruments which make it possible to securitize all those subprime mortgages, they help issuers construct these products to obtain the highest possible rating. These conflicts are hard to spot because transparency among these agencies is murky at best, and currently it is difficult to hold these agencies accountable for any wrongdoing.

The *Wall Street Journal* ("How Rating Firms' Calls Fueled Subprime Mess," August 15, 2007) reported:

> [C]redit-rating firms also played a role in the subprime-mortgage boom that is now troubling financial markets...
>
> The subprime market has been lucrative for the credit-rating firms. Compared with their traditional business of rating corporate bonds, the firms get fees about twice as high when they rate a security backed by a pool of home loans. . . .

Congress, the SEC, and states' attorneys generals are investigating the role of credit rating agencies in the subprime mortgage crisis. Shareholders also have an important role to play in encouraging the Board to manage potential conflicts of interest. This proposal will help restore confidence in our Company and the industry by encouraging the Board to enact policies that help ensure transparency and integrity in its relationships with clients.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board of directors and the audit committee adopt a policy that the company shall not employ any individual within one year of that individual being employed by any client; the company shall rotate the lead analyst for a client; and the audit committee shall manage potential conflicts of interests with clients and audit the company's compliance with this policy.

There appears to be some basis for your view that McGraw Hill may exclude the proposal under rule 14a-8(i)(7), as relating to McGraw Hill's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if McGraw Hill omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END